Exhibit (a)(5)(xxvii)

For Immediate Release

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

REDWOOD SHORES, Calif., June 29, 2003—Oracle Corp., (Nasdaq: ORCL) issued the following statement, which is attributable to Jim Finn, Oracle spokesperson:

“We have not yet received a second request from the Department of Justice. However, considering the high profile nature of this transaction and the fact that DOJ just received the case less than two weeks ago, we fully expect to receive a second request. We remain very optimistic that DOJ will conclude that this transaction is not anti-competitive and that we will complete the transaction in a timely manner.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

###